FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 25, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES FILING ITS OBJECTION TO THE PROPOSED INTERCONNECT TARIFF REDUCTION

NETANYA, Israel, June 25, 2010 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that it has filed its formal objection to the previously reported Israeli Ministry of Communications announcement, that it is considering reducing interconnect tariffs payable to cellular operators.

As previously reported, the Company can not assess at this stage the ultimate outcome of the hearing.  If the changes as currently proposed are adopted, they are expected to have a material adverse effect on the Company's results. Such adverse effects include both the direct effect of the proposed reduction (the estimated scope of which was previously reported by the Company) and anticipated loss of outgoing cellular calls (which may occur due to an arbitrage gap created under the proposed tariff in favor of landline alternatives, including through the usage of landline based "callback" services), as well as other effects of the proposed reduction in interconnect tariffs, such as facilitating the entry of MVNO's to the market.

The Company intends to take measures to mitigate as much as possible expected adverse effects of such proposed changes but cannot assure that these will be successful.

For additional details see the Company’s most recent annual report for the year ended December 31, 2009 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  We operate in a heavily regulated industry, which can harm our results of operations"  as well as under "Item 4. Information on the Company – B. Business Overview – Competition" and "Government Regulations –Tariff Supervision” and the Company's immediate reports on form 6-K dated May 5, 2010 and the Company's immediate report regarding the Company's results of operations in the first quarter of 2010 on form 6-K dated May 17, 2010, under "Other developments during the first quarter of 2010 and subsequent to the end of the reporting period – Regulation – Tariff Supervision".

Forward Looking Statement
The information contained in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968).  Said forward-looking statements, relating to the reduction of interconnect tariffs and its impact on the Company's results of operations, are subject to uncertainties and assumptions about the outcome of the aforesaid hearing, the actual effects of the reduction (including customer reaction and substitution of other products) and the Company's ability to mitigate the expected lost revenues.  Any change to the tariff proposed, the actual effect of the reduction, as well as the Company's ability to mitigate the expected lost revenues, could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.313 million subscribers (as at March 31, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 25, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel